New York - AG	November 30, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Prices Offering of Convertible Senior Notes

VANCOUVER, British Columbia – First Majestic Silver Corp. (NYSE: AG) (TSX: FR) (“First Majestic” or the “Company”) announced today that it has priced its previously announced offering (the “Offering”) of unsecured convertible senior notes due in 2027 (the “Notes”). The Company will issue US$200 million aggregate principal amount of Notes (or US$230 million aggregate principal amount if the over-allotment option is exercised in full). The Notes will be issued at par value. The Company intends to use approximately US$164.9 million of the net proceeds of the Offering to repurchase, in separate privately negotiated transactions, approximately US$125.2 million aggregate principal amount of its outstanding 1.875% convertible senior notes (the “Existing Notes”). The Company intends to use the remainder of the net proceeds from the Offering for general corporate purposes, including strategic opportunities.

The Notes will bear cash interest semi-annually at a rate of 0.375% per annum. The initial conversion rate for the Notes will be 60.3865 common shares (“Shares”) per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$16.56 per Share. The initial conversion rate represents a premium of approximately 35% relative to yesterday’s closing market price of the Shares and is subject to adjustment in certain events.

In accordance with the terms of the Existing Notes, First Majestic intends to redeem, following a required 30 day notice period, any Existing Notes that are not converted or repurchased in conjunction with the Offering. The Company expects all such redemptions to be completed on or before December 31, 2021.

The Offering is expected to close on or about December 2, 2021, subject to customary closing conditions.

The Notes and the Shares into which the Notes are convertible, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or qualified by a prospectus in Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act and may not be offered or sold in Canada except pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.

This news release is neither an offer to sell nor the solicitation of an offer to buy the Notes or the Shares into which the Notes are convertible, and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or the Shares into which the Notes are convertible in any jurisdiction in which such offer, solicitation or sale is unlawful.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 or forward looking information within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic. Forward-looking statements include, but are not limited to, statements with respect to timing of closing of the Offering and the proposed use of proceeds of the Offering and the redemption or repurchase of the Existing Notes. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: failure to satisfy the conditions to closing of the Offering; risks related to the integration of acquisitions; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of Business - Risk Factors” in First Majestic’s Annual Information Form for the year ended December 31, 2020, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

2